Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

RECEIVED
2008 MAR -5 A 5:47

February 28, 2008

[redacted]

08001080

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued February 26 and the accompanying Material Change Report Form 52-102F3.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

Encl.

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

(the "Company" or "Imperial")

Item 2 Date of Material Change

February 25, 2008

Item 3 News Release

February 26, 2008 – Vancouver, British Columbia

A news release was issued through Marketwire February 26, 2008 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial reports the closing of the $30 million working capital facility previously announced on January 28, 2008 and February 4, 2008 with one revision. The term of the facility has been extended from December 31, 2008 to February 15, 2009. All other terms of the facility remain unchanged. In connection with the initial $15,000,000 advance under the facility, on February 25, 2008, 600,000 warrants were issued, each entitling the holder to purchase one common share of the Company at the price of $10 until July 31, 2009.

Item 5 Full Description of Material Change

Imperial reports the closing of the $30 million working capital facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial, Balinhard Capital Corporation, a company controlled by Larry Moeller, a director of the Company and Fairholme Capital Management, LLC, which was previously announced on January 28, 2008 and February 4, 2008, with one revision. The term of the facility has been extended from December 31, 2008 to February 15, 2009. All other terms of the facility remain unchanged. Edco Capital Corporation will provide $22.5 million of the facility, Balinhard Capital Corporation will provide $2.5 million of the facility and Fairholme Capital Management, LLC will provide $5 million of the facility. The proceeds will be used for the operation of the Company's Mount Polley mine, repayment of the $10 million balance of the loan to purchase bcMetals Corporation, and for working capital.

The facility, which bears interest at 10% per annum, is secured by a floating charge on all the assets of Imperial plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders will be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to an aggregate of 1,200,000 common shares of Imperial at $10.00 per share exercisable until July 31, 2009 could be granted if the facility were fully drawn. In connection with the initial $15,000,000 advance under the facility, on February 25, 2008, 600,000 warrants were issued, each entitling the holder to purchase one common share of the Company at the price of $10 until July 31, 2009.

An arrangement fee of $168,750 is payable to Edco Capital Corporation, $18,750 is payable to Balinhard Capital Corporation and $37,500 is payable to Fairholme Capital Management, LLC.

MI 61-101 Disclosure

Related parties of the Company are participating in this transaction as follows:

Name of Related Party or Associate	Maximum Principal Amount of Credit Facility being Provided	Maximum Number of Warrants to be Received	Percentage of Common Shares of the Company owned prior to the transaction	Percentage of Common Shares of the Company owned if all Warrants Exercised in full
Edco Capital Corporation (controlled by N. Murray Edwards)	$22,500,000	900,000 (75% of the Warrants)	37.10%	38.44%
Balinhard Capital Corporation (controlled by Larry Moeller)	$2,500,000	100,000 (8.33% of the Warrants)	3.14%	3.33%
Fairholme Capital Management, LLC (on behalf of Fairholme Ventures II, LLC; Fairholme Associates, LP; Fairholme Holdings, Ltd.; and Fairholme Partners, LP)	$5,000,000 (as to $1,250,000; $750,000; $1,750,000; and $1,250,000 respectively)	200,000 (16.67% of the Warrants) (as to 50,000; 30,000; 70,000; and 50,000 warrants respectively)	19.98%	19.86%

The transaction was approved by the disinterested directors of the Company.

The Company is exempt from the requirement to obtain a formal valuation in respect of this transaction by section 5.5(a) of MI 61-101 and is exempt from the requirement to obtain minority approval of this transaction by section 5.7(1)(a) of MI 61-101. As at December 31, 2007, the Company had 32,689,244 [January 31, 2008 – 32,689,244] common shares issued and outstanding. The average closing price for the Company's shares during the 20 business days preceding December 31, 2007 was $11.40 [January 31, 2008 - $10.08]. This results in a market capitalization of the Company as at December 31, 2007 of $372,559,314 [January 31, 2008 - $329,491,235]. 25% of $372,559,314 is $93,139,828 [25% at January 31, 2008 - $82,372,809]. As the interested parties are advancing a maximum of $30,000,000 of the working capital facility, and are receiving warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share for an aggregate value of $12,000,000, the $42,000,000 fair market value of the transaction, insofar as it involves interested parties, is less than 25% of the market capitalization of the Company as at December 31, 2007 and as at January 31, 2008.

Closing of this transaction occurred less than 21 days after the date of the Company's original material change report filed in respect of this transaction because all necessary approvals for this transaction had been received and the Company wished to complete the transaction as soon as possible after such approvals were obtained.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 26th day of February, 2008.

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Completes $30 Million Working Capital Facility

Vancouver, BC – February 26, 2008 – **Imperial Metals Corporation (III-TSX)** reports the closing of the $30 million working capital facility previously announced on January 28, 2008 and February 4, 2008 with one revision. At the request of regulatory authorities, the term of the facility was extended from December 31, 2008 to February 15, 2009. All other terms of the facility remain unchanged.

This facility was largely entered into with insiders and therefore the Company is required to disclose that closing of this transaction occurred less than 21 days after the filing date of the Company's original material change report in connection with this transaction for reason that all preconditions to closing had been met before the 21 day period.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END